PETRICHOR CORP.

18801 Collins Ave., Ste. 102-252

Sunny Isles Beach, FL 33160

Tel. (702) 605-0610

Email: petrichorcorp@gmail.com

          February 3, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

                          Attention:  Mr. Dean Brazier

Re: Petrichor Corp.

Registration Statement on Form S-1

File Number 333-198969

Dear Mr. Dean Brazier:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Petrichor Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 11:00 am on Friday, February 6, 2015, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Diane J. Harrison at Harrison Law P.A., counsel for the Company, (941) 723-7564, facsimile (941) 531-4935, email address diane@harrisonlawpa.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Liudmila Shokhina

Liudmila Shokhina

                                                                              Title: President, Treasurer and Secretary

                                                                         (Principal Executive, Financial and Accounting Officer)